FEDERAL INSURANCE COMPANY
Endorsement No.:	DFI
Bond Number:	82210515

NAME OF ASSURED: THE ASHMORE FUNDS BUSINESS TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 4 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on May 1, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 14, 2012

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY
Endorsement No:	4DFI
Bond Number:	82210515

NAME OF ASSURED: THE ASHMORE FUNDS BUSINESS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Ashmore Funds

Ashmore Emerging Markets Corporate Debt Fund

Ashmore Emerging Markets Local Currency Bond Fund

Ashmore Emerging Markets Sovereign Debt Fund

Ashmore Emerging Markets Total Return Fund

Ashmore Emerging Markets Local Currency Fund

Ashmore Emerging Markets Equity Fund

Ashmore Emerging Markets Small-Cap Equity Fund

This Endorsement applies to loss discovered after 12:01 a.m. on May 1, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 14, 2012

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1

ASHMORE FUNDS

MEETING OF THE BOARD OF TRUSTEES

Excerpt from March 28, 2012 Board Resolutions

(I) denotes that Independent Trustees vote separately

Renewal of Fidelity Bond Policy and Approval of Agreement Among Joint Insureds

RESOLVED (I), that, after considering all relevant factors, including the Trust’s anticipated aggregate assets to which persons covered by the bond have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities expected to be held, the form and amount of the joint fidelity bond issued by Chubb Group/Federal Insurance for the term May 1, 2012 until April 30, 2013 (the “Joint Fidelity Bond”), covering larceny and embezzlement and certain other acts, with an aggregate limit of liability of $1,750,000 for an aggregate premium of $7,965, be, and they hereby are, approved, and that any officer of the Trust be, and they hereby severally are, authorized to cause the Trust to join the Joint Fidelity Bond, the Trust’s share of the premium to be no greater than a pro rata amount based on the gross assets of the named insureds; and

FURTHER RESOLVED (I), that pursuant to Rule 17g-1 under the 1940 Act, as amended, the President, the Treasurer, the Secretary and any Assistant Secretary of the Trust are each hereby designated as an agent for the Trust to make the filings and to give the notices required by subparagraph (g) of such Rule 17g-1; and

FURTHER RESOLVED (I), that the form and terms of the Agreement Among Joint Insureds by the Trust on behalf of each of the Funds (the “Joint Insured Agreement”) be and they hereby are, approved; and that any officer of the Trust be, and they hereby severally are, authorized, in the name and on behalf of the Trust, to execute and deliver such Joint Insured Agreement, in substantially the form presented to this meeting, with such changes as the officer or officers so acting may deem necessary or desirable, together with such other documents or instruments as he or she may deem necessary or advisable to effect the purposes of this Vote, the execution and delivery thereof to be conclusive evidence that the same has been approved by the Trustees.

Ashmore Funds

Fidelity Bond Premium Allocation Schedule

Bond No. 82210515 issued by Chubb Group of Insurance Companies

Limitation of Liability		$1,750,000
Premium Allocable to Each Insured:	Ashmore Emerging Markets Corporate Debt Fund	$325.10
	Ashmore Emerging Markets Local Currency Fund	$1,428.74
	Ashmore Emerging Markets Local Currency Bond Fund	$1,654.03
	Ashmore Emerging Markets Sovereign Debt Fund	$872.64
	Ashmore Emerging Markets Total Return Fund	$3,154.06
	Ashmore Emerging Markets Equity Fund	$230.99
	Ashmore Emerging Markets Small-Cap Equity Fund	$299.44
Aggregate Premium:		$7,965

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT is made as of November 24, 2010 by and between Ashmore Funds (the “Trust”), on behalf of the Trust and each of its series of shares (each, a “Fund”).

WHEREAS, the Trust and the Funds are named as insureds under a joint Investment Company Asset Protection Bond (the “Bond”) issued by Federal Insurance Company (the “Insurer”);

WHEREAS, the Trust desires to establish (i) the basis on which additional investment companies for which Ashmore Investment Management Limited (the “Manager”) (together with any other advisory firm that is an affiliate of the Manager, an “Affiliated Manager”) may hereafter act as investment adviser may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1. If the Insurer is willing without additional premium to add, as an insured under the Bond, any investment company not listed at the head of this agreement for which an Affiliated Manager hereafter is investment adviser, which may be included in the Bond pursuant to Rule 17g-1 (b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act”), the Trust and each Fund agree (a) that such addition may be made, provided that the Trustees of the Trust who are not “interested persons” of such Trust shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms “Trust,” “Fund,” or “party,” provided that in each case such investment company shall have executed and delivered to the Trust its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2. In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-l under the Act.

3. A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of the Trust or any Fund individually but are binding only upon the respective assets and property of the Trust and each Fund.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

On behalf of:

ASHMORE FUNDS, on behalf of its series